I

United States

Securities And Exchange Commission
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 14, 2021 (October 14, 2021)

(Exact name of registrant as specified in its charter)

Delaware	000-10537	36-3143493
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

37 South River Street
Aurora, Illinois 60507
(Address of principal executive offices) (Zip code)

(630) 892-0202
(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 under the Securities Act (17 CFR 230.405) or Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	OSBC	The Nasdaq Stock Market

Item 8.01. Other Events.

On October 14, 2021, Old Second Bancorp, Inc. (“the Company”), the holding company for Old Second National Bank (“the Bank”), announced that the Company and the Bank received bank regulatory approvals for its previously announced merger with West Suburban Bancorp, Inc. (“West Suburban”), and its wholly-owned subsidiary, West Suburban Bank.

The merger remains subject to stockholder approval of each company, and the satisfaction of other customary closing conditions.

A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between Old Second and West Suburban. In connection with the proposed merger, on October 1, 2021, Old Second filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (Registration Statement No. 333-259964) that includes the Joint Proxy Statement of Old Second and West Suburban and a Prospectus of Old Second, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Old Second stockholders and West Suburban shareholders.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Old Second, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from Old Second by accessing Old Second’s investor relations website, https://investors.oldsecond.com, under the heading “SEC Filings” or by directing a request to Old Second Stockholder Relations Manager, Shirley Cantrell, at Old Second Bancorp, Inc., 37 S. River St., Aurora, Illinois 60507, by calling 630-906-2303 or by sending an e-mail to scantrell@oldsecond.com.

Participants in the Solicitation

Old Second and West Suburban and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Old Second’s stockholders and West Suburban’s shareholders in connection with the proposed merger. Information regarding Old Second’s directors and executive officers is contained in Old Second’s definitive proxy statement on Schedule 14A, dated April 16, 2021 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger. Free copies of these documents may be obtained as described in the preceding paragraph.

Item 9.01 Financial Statements and Exhibits

Exhibit No. Exhibit

99.1 Press Release Dated October 14, 2021

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OLD SECOND BANCORP, INC.

Dated: October 14, 2021	By:	/s/ Bradley S. Adams
Bradley S. Adams
Executive Vice President and
Chief Financial Officer